EXHIBIT 99.1

February 26, 2013

Central Fund of Canada Limited (Symbols: NYSE MKT - CEF, TORONTO - CEF.A) has today released selected comparative financial information relating to net assets and results of operations for the three months ended January 31, 2013.

CENTRAL FUND OF CANADA LIMITED

Statements of Net Assets

(expressed in U.S. dollars, unaudited)

		January 31	October 31
		2013	2012
Net assets:
Gold bullion, at market, (cost $1,355,145,634)		$2,821,159,192	2,913,093,648
Silver bullion, at market, (cost $964,091,381)		2,465,160,222	2,484,401,248
Cash and short-term deposits		49,962,573	55,284,208
Interest receivable and other		338,412	103,931

		5,336,620,399	5,452,883,035
Accrued liabilities		(5,527,318)	(3,917,068)
Dividends payable		-	(2,544,327)
Net assets representing shareholders’ equity		$5,331,093,081	5,446,421,640
Represented by:
Capital stock
Class A shares issued: 254,432,713		$2,419,770,678	2,419,770,678
Common shares issued: 40,000		19,458	19,458
		2,419,790,136	2,419,790,136
Retained earnings inclusive of
unrealized appreciation of holdings		2,911,302,945	3,026,631,504
		$5,331,093,081	5,446,421,640

Net asset value per share:
Class A shares		$20.95	21.40
Common shares		$17.95	18.40
Exchange rate: U.S.	$1.00 = Cdn.	$0.9992	0.9996

Net asset value per share expressed in Canadian dollars:
Class A shares		$20.93	21.39
Common shares		$17.94	18.40

This analysis should be read in conjunction with Central Fund’s financial statements prepared in accordance with Canadian generally accepted accounting principles included in its audited October 31, 2012 Annual Report and accompanying Management’s Discussion and Analysis.

The change in net assets as reported in U.S. dollars from period to period is primarily a result of the changing market prices of gold and silver and the proportion of each held by the Company. Changes in the value of the U.S. dollar relative to the Canadian dollar will also have an impact on net assets when reported in Canadian dollars.

Net assets decreased by $115.3 million during the three months ended January 31, 2013 primarily as a result of decreases in the prices of gold and silver during the period of 3.2% and 0.8% respectively.

CENTRAL FUND OF CANADA LIMITED

Statements of Income (Loss)

(expressed in U.S. dollars, unaudited)

	Three months ended January 31
	2013	2012
Income (loss):
Interest	$32,986	42,858
Change in unrealized appreciation of holdings	(111,169,876)	(11,982,693)
Total income (loss)	(111,136,890)	(11,939,835)
Expenses:
Administration fees	2,351,094	2,328,960
Safekeeping, insurance and bank charges	1,587,177	1,509,506
Shareholder information	57,231	56,770
Directors’ fees and expenses	56,863	51,814
Accounting fees	54,768	26,500
Stock exchange fees	37,955	38,301
Legal fees	30,012	41,138
Registrar and transfer agent fees	16,476	21,212
Miscellaneous	93	62
Total expenses	4,191,669	4,074,263
Net income (loss) inclusive of the change in unrealized appreciation of holdings	$(115,328,559)	(16,014,098)
Net income (loss) per share:
Class A shares	$(0.45)	(0.06)
Common shares	$(0.45)	(0.06)

Net loss, inclusive of the change in unrealized appreciation of holdings, for the three months ended January 31, 2013 was $115.3 million compared to $16.0 million for the comparative period in 2012. Virtually all of the net loss was a result of the change in the unrealized appreciation of holdings during the period. The price of gold decreased by 3.2% during the three months ended January 31, 2013 while the price of silver decreased by 0.8% during the period. Certain expenses such as administration fees and safekeeping fees, have varied in proportion to net asset levels. Administration fees, which are scaled, are calculated monthly based on the total net assets at each month-end, increased during the three month period ended January 31, 2013 to $2.4 million, from $2.3 million for the comparative period in 2012 as a direct result of the higher level of average net assets under administration during the period. Similarly, safekeeping fees increased to $1.6 million from $1.5 million during the comparative period in 2012.

Expenses as a percentage of average month-end net assets (the “expense ratio”) for the three month periods ended January 31, 2013 and 2012 remained unchanged at 0.08%. For the twelve month period ended January 31, 2013, the expense ratio was 0.31% compared to 0.30% for the twelve month period ended January 31, 2012.

Central Fund of Canada Limited is a specialized investment holding company which invests primarily in long-term holdings of allocated, segregated and unencumbered gold and silver bullion and does not speculate in gold and silver prices. At January 31, 2013, the Class A shares of Central Fund were backed 99.1% by gold and silver bullion and may be purchased or sold with ease on either the NYSE MKT (Symbol: CEF) or The Toronto Stock Exchange (Symbols: CEF.A in Canadian dollars and CEF.U in U.S. dollars).

For further information please contact:

J.C. Stefan Spicer, President & CEO

Email: info@centralfund.com

Website: www.centralfund.com

Telephone: 905-648-7878